Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111
Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

February 10, 2012

VIA EDGAR

Jay Ingram
Legal Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BRK, Inc. Amendment No. 3 to Registration Statement on Form S-l Filed February 9, 2012 File No. 333-177823

Dear Mr. Ingram:

Pursuant to the staff’s comment letter dated February 1, 2012, we respectfully submit this letter on behalf of our client, the Company.

Amendment No. 3 to the Company’s Form S-1 was filed with the Commission via EDGAR on February 10, 2012.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 3 to Form S-1.

Use of Proceeds, page 16

1.
We note your response to prior comment five from our letter dated December 23, 2011, and the revision to your registration statement. However, it appears to us that the amounts representing proceeds of the offering are “gross” proceeds. Please note that Item 504 of Regulation S-K requires that your disclosure reflect net proceeds. On page 5 you refer to the amounts as gross proceeds and in this section refer to the same amounts as net proceeds. Please revise your document for consistency or otherwise advise us.  Please advise us or revise your document accordingly. See Item 504 of Regulation S-K for guidance.

Company response:  The Company has changed to word “gross” on page 5 to “net”.

12-month Plan of Operation, page 22

2.
Please revise to provide approximate dates (such as Spring 2012, second quarter 2012, etc.) for your completion time frames for each milestone. For example, you state that the company’s website will be functional in 1-30 days but it is unclear by what date investors can expect to be able to access your website.

Company response:  The Company has revised its disclosure on pages 22 to 24 to provide the approximate dates.

Liquidity and Capital Resources, page 24

3.
We note your disclosure of the notes issued on November 18, 2011 and January 3, 2012 in Note 9 on page F-10. Please revise this section to describe the notes as a source of liquidity. See Item 303(a)(1) of Regulation S-K.

Company response:  The Company has the following disclosure to page 24:

During the year ended April 30, 2011 and six month ended October 31, 2011, the company issued multiple convertible promissory notes of $53,089 and $ 30,000 respectively to various entities. The notes bear interest at 0%, have two-year terms and are unsecured. The notes are convertible at $0.005 into shares of the Company’s common stock.  As of April 30, 2011 and October 31, 2011, the balance for short term convertible notes payable are $3,814 and $38,814 respectively and long term convertible notes payable are $49,275 and $ 44,275 respectively.

Item 15. Recent Sales of Unregistered Securities, page II-2

4.	We note your disclosure of the notes issued on November 18, 2011 and January 3, 2012. Please revise this section to provide disclosure required by Item 701 of Regulation S-K.

Company response:  The Company has made the requested disclosure on page II-2.

Please contact the undersigned with any questions, comments or other communications to the Company.

Very truly yours,

By:	/s/ Thomas E. Puzzo
Thomas E. Puzzo